                                                                       424(B)(3)
                                                                      PROSPECTUS


PROSPECTUS

                             MTR GAMING GROUP, INC.

          2,182,140 SHARES OF COMMON STOCK PAR VALUE $.00001 PER SHARE

    The registration statement (the "Registration Statement"), of which this Prospectus forms a part, registers the offer and sale by certain stockholders (the "Selling Stockholders") of 2,182,140 shares of common stock, par value $.00001 (the "Common Stock") of MTR Gaming Group, Inc. (the "Company'). Of the 2,182,140 shares of Common Sock registered herein, 550,000 shares are outstanding and held by the Selling Stockholders and 1,632,140 shares are issuable upon the exercise of certain warrants held by the Selling Stockholders, which are exercisable at a price of $1.06 per share, subject to adjustment (collectively, the "Warrants"). The Selling Stockholders acquired the securities either directly from the Company in connection with a secured working capital loan agreement between a wholly-owned subsidiary of the Company, the Company as guarantor and a private lender, or from the private lenders in subsequent transactions. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby by the Selling Stockholders. See "Use of Proceeds." The Warrants became exercisable in thirteen tranches of 125,549 Warrants per month commencing in December of 1996 through December of 1997 and ending at the close of business on July 2, 2001. Except with respect to the date of issuance of each tranche, the terms of the Warrants are identical.


    The Common Stock is quoted on the NASDAQ SmallCap Market under the symbol MNTG. On September 30, 1998, the closing sale price of the Common Stock as reported by NASDAQ was $2.125 per share.


    The Selling Stockholders may sell the securities registered herein from time to time in transactions in the open market (including any securities exchange or through any inter-dealer quotation system), in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions directly with the purchasers by selling the securities registered herein to or through underwriters, agents, or broker-dealers, in each case who may receive compensation in the form of discounts or commissions from the Selling Stockholders or otherwise from the purchasers of such securities for whom the underwriters, agents or broker-dealers may act as agent or to whom they may sell as principal, or both. See "Plan of Distribution."

    The Company will bear all of the expenses in connection with the registration of the Common Stock offered hereby. The Selling Stockholders will pay any brokerage compensation in connection with their sale of the Common Stock registered herein.

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. AN INVESTMENT IN THESE SECURITIES SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" ON PAGE 5.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1998

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies of such material can be obtained from the Public Reference Section of the Commission in Washington, D.C., at prescribed rates and the Commission's EDGAR database which is on the internet at http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus (the "Prospectus") does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, and exhibits and schedules thereto.

    Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or statement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office, and copies of all or any part of the Registration Statement may be obtained from such office upon the fees prescribed by the Commission.

    The Company will provide, without charge, to each person (including any beneficial owner) to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such requests are directed to MTR Gaming Group, Inc., State Route 2 South, Chester, West Virginia, 26034, (304) 387-5712, Attention: Edson R. Arneault, President.

                     INFORMATION INCORPORATED BY REFERENCE

    There are hereby incorporated by reference in this Registration Statement the following documents and information heretofore filed under the Exchange Act, with the Commission by the Company:

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended on Form 10-K/A (File No. 0-20508);

        (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (File No. 0-20508);

        (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998 (File No. 0-20508);

        (d) The Company's Current Report on Form 8-K (filed on February 20,
    1998);

        (e) The Company's Current Report on Form 8-K (filed on May 20, 1998) as amended on the Company's Current Report on Form 8-K/A (filed on July 15,
    1998); and

        (f) The description of the Common Stock of the Company, contained in the Company's Registration Statement on Form 8-A dated August 6, 1992.

    All documents filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE PUBLIC FILINGS OF MTR GAMING GROUP, INC. PROSPECTIVE INVESTORS ARE URGED TO READ THE ENTIRE PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE HEADING "RISK FACTORS." THIS PROSPECTUS CONTAINS "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS DOCUMENT REGARDING THE COMPANY'S STRATEGIES, PLANS, OBJECTIVES, EXPECTATIONS, AND FUTURE OPERATING RESULTS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE AT THIS TIME, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY BASED UPON A NUMBER OF FACTORS INCLUDING BUT NOT LIMITED TO, HISTORY OF LOSSES, LEVERAGE AND DEBT SERVICE, GAMING REGULATION AND LICENSING, DEPENDENCE ON KEY PERSONNEL, COMPETITION, NO DIVIDENDS, CONTINUED LOSSES FROM HORSE RACING, ROAD IMPROVEMENTS, COSTS ASSOCIATED WITH MAINTENANCE AND EXPANSION OF MOUNTAINEER PARK'S INFRASTRUCTURE TO MEET THE DEMANDS ATTENDING INCREASED PATRONAGE, OBTAINING BUILDING PERMITS IN THE STATE OF NEVADA, CONSUMMATION OF THE PURCHASE OF A 1/2 ACRE PARCEL ADJACENT TO THE COMPANY'S NORTH LAS VEGAS PROPERTY, FAILURE TO LIQUIDATE DISCONTINUED OPERATIONS, CYCLICAL NATURE OF BUSINESS, LIMITED PUBLIC MARKET AND LIQUIDITY, LACK OF PUBLIC MARKET, SHARES ELIGIBLE FOR FUTURE SALE, IMPACT OF ANTI-TAKEOVER MEASURES, THE COMPANY'S COMMON STOCK BEING SUBJECT TO PENNY STOCK REGULATION AND OTHER RISKS DETAILED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, AS USED IN THIS PROSPECTUS THE TERM "COMPANY" OR "MTR GAMING GROUP, INC." REFERS TO MTR GAMING GROUP, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    The Company acquired Mountaineer Park, Inc. in December of 1992 and has since operated the Mountaineer Racetrack & Gaming Resort ("Mountaineer Park") in West Virginia's northern "panhandle," approximately twenty-five miles from the Pittsburgh International Airport. The West Virginia Racetrack Video Lottery Act of 1994, as amended (the "Lottery Act"), authorized only the four racetracks then existing in the State to offer Video Slot gaming through the West Virginia State Lottery. Mountaineer Park currently offers 1200 video lottery terminals, which are cash-in ticket-out computerized versions of casino slot machines with game themes including blackjack, poker and keno ("Card Terminals") or slot games--sometimes known as "line" or "reel" games--as well as cards and keno ("Slot Terminals"; collectively with Card Terminals, "Video Slots"). A "grandfather" clause in the Lottery Act permits only Mountaineer Park to operate up to 2/3 of its Video Slots separate from the racetrack buildings in its hotel and Speakeasy Gaming Saloon. The resort complex also includes a thoroughbred horse racetrack, pari-mutuel wagering, off track wagering on horse and greyhound races simulcast from other tracks, a 101-room lodge (the "Lodge"), a nine-hole executive golf course, swimming, tennis, dining and lounge facilities.

    The Company has invested approximately $20 million in expansion, renovation, and refurbishment of Mountaineer Park and has incrementally increased the number of Video Slots from 165 at the time of acquisition to 1200 in July of 1998 as legislative developments either permitted additional Video Slots or made their operation more profitable. The Company has also undertaken an aggressive marketing campaign involving print, radio and television advertisements, including a 30-minute "infomercial" that has been airing since 1997 in Mountaineer Park's target markets.

    On May 5, 1998, through its newly formed, wholly owned subsidiaries, Speakeasy Gaming of Las Vegas, Inc. ("Speakeasy Las Vegas") and Speakeasy Gaming of Reno, Inc. ("Speakeasy Reno"), the Company closed the purchase of two hotel/gaming properties in Nevada: the Cheyenne Hotel & Casino, which has been renamed the "Speedway Hotel & Casino," in North Las Vegas (the "Speedway Property") for $5.5 million and the Reno Ramada, which will be renamed the "Speakeasy Hotel & Casino," in Reno (the "Reno Property"; collectively, the "Nevada Properties") for $8 million. The Company intends to construct a casino at the Speedway Property, incorporating an auto racing theme, and renovate and redecorate the Reno Property, utilizing the speakeasy theme currently in place at Mountaineer Park. The Nevada Properties are qualified for nonrestricted casino gaming upon licensing of a casino operator pursuant to "grandfather" provisions of applicable state and municipal laws. The Company expects to apply for gaming approval and in the interim is operating the hotels and intends to allow slot machines to be operated at the Nevada Properties by a licensed slot machine route operator in exchange for lease payments.

    The Company also holds an interest in oil and gas property in Michigan for which it is currently negotiating a sale pursuant to a plan of liquidation adopted in 1993.

                                  THE OFFERING

Securities Registered.......................  2,182,140 shares of Common Stock

Common Stock outstanding prior to the
  offering hereby...........................  20,399,464 shares of Common Stock(1)(2)

Common Stock outstanding after the offering
  hereby....................................  22,031,604 shares of Common Stock(2)(3)

Common stock trading symbol on NASDAQ.......  MNTG

------------------------

(1) Does not include 8,825,807 shares issuable upon the exercise of outstanding warrants and options.

(2) Includes 378,415 shares of Common Stock issued to the Company's President following his exercise of options to acquire such shares on August 31, 1998.

(3) Assumes the exercise of all Warrants. Does not include the shares issuable upon the exercise of any other warrants or options issued by the Company.

                                  RISK FACTORS

    The securities offered hereby are speculative and involve a high degree of risk. They should not be purchased by anyone who cannot afford the loss of his or her entire investment. In analyzing this offering, prospective investors should consider the following risk factors, as well as other information contained in this Prospectus, before making an investment in such securities.

LEVERAGE AND DEBT SERVICE

    The Company had significant interest expense of approximately $1.8 million and principal repayment obligations which amounted to $0 in the quarter ended June 30, 1998. The Company is obligated to repay all principal on such debt on July 2, 2001. Substantially all of the Company's assets are pledged to secure such debt. The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond the Company's control. Accordingly, no assurance can be given that the Company will maintain a level of operating cash flow that will permit it to service its obligations and to satisfy the financial covenants in its loan agreements. The Company estimates that the minimum level of monthly operating cash flow necessary for it to service its operations and obligations, and to satisfy its financial covenants in its loan agreements is $500,000. If the Company is unable to generate sufficient cash flow or is unable to refinance or extend its outstanding indebtedness, it will have to adopt one or more alternatives, such as reducing or delaying future expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There is no assurance that any of these strategies could be effected on satisfactory terms to the Company, if at all. Moreover, the terms and financial covenants contained in certain of the Company's debt instruments may restrict the Company's ability to compete effectively in the gaming market by effectively preventing expansion of the Company's facilities or other competitively advantageous capital expenditures, which may have a material adverse effect on the Company.

FLUCTUATIONS IN HISTORICAL OPERATING RESULTS

    The Company incurred net losses from its inception through the first quarter of 1996. In the five years from 1993 to 1997, the Company experienced mixed results in net income (loss). Net losses of $5.9 million, $6.9 million and $5.3 million for 1993, 1994 and 1995 respectively, were followed by net income of $1.2 million and $4.7 million for 1996 and 1997 respectively. For the quarter ended June 30, 1998, the Company had net income of approximately $1.8 million. Such growth and profitability may not be sustainable and may not be indicative of future results. The Company's ability to increase revenues and generate profits will depend on numerous factors, many of which are beyond the Company's control. Some of these factors include prevailing economic conditions, competition and the attractiveness of gaming as a leisure pastime. There can be no assurance that such fluctuations in income will not continue in the future. As of June 30, 1998, the Company had an accumulated deficit of $17.1 million.

FUTURE GROWTH AND FINANCING

    The Company's growth strategy includes strengthening its existing properties, which may include future development, construction and renovation projects. The extent and timing of any such projects will depend upon various factors, including available cash flow or the ability to obtain additional financing. There can be no assurance that sufficient cash flow will be available or that necessary financing will be available at all or on terms satisfactory to the Company for such projects or for other purposes, including debt service obligations. See "--Leverage and Debt Service." In addition, the Company will be subject to the risks inherent in any construction activity, including, but not limited to, disruption of existing operations, delays in receipt of permits, licenses or other regulatory approvals, shortages of materials or skilled labor, work stoppages, and weather interference, any of which could delay construction or result in substantial cost increases to the Company. Acquisition of any additional gaming businesses in the future would be subject to similar risks and financing issues. See "--Risks Associated With Expansion of Operations."

LACK OF NEVADA GAMING LICENSES

    The proposed gaming operations and the ownership of securities of Speakeasy Las Vegas and Speakeasy Reno (collectively, the "Nevada Subsidiaries") as well as the registration of the Company in Nevada as a publicly traded corporation is subject to extensive regulation by the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the City of North Las Vegas with respect to Speakeasy Las Vegas and the Speedway Hotel & Casino and the City of Reno with respect to Speakeasy Reno and the Speakeasy Hotel & Casino (collectively, the "Nevada Gaming Authorities"). The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with the Company and the Nevada Subsidiaries, including holders of the Company's securities. To enforce applicable gaming regulations, the Nevada Gaming Authorities may, among other things, limit, suspend or revoke the licenses of any gaming entity or individual, and may levy fines or forfeiture of assets against the Company, the Nevada Subsidiaries or individuals for violations of gaming laws or regulations.

    Any public offering of securities by the Company (excluding this offering) requires the prior approval of the Nevada Commission if the securities or the proceeds from the offering are intended to be used for the construction of, to acquire any interest in or to finance the operations of any gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. There can be no assurances that any such approval will be granted or that if granted, it will be granted on a timely basis.

    The Company must apply for and obtain, prior to the commencement of gaming activities by the Nevada Subsidiaries, approval from the Nevada Commission to be registered in Nevada as a publicly traded corporation. The Nevada Subsidiaries must apply for and obtain, prior to commencement of gaming activities at the Nevada Properties, gaming licenses and approvals from the Nevada Gaming Authorities, in addition to approvals from other applicable governmental or administrative state or local agencies involved in the regulation of gaming and gaming activities in the State of Nevada. There can be no assurances that the Company or the Nevada Subsidiaries will obtain all necessary licenses or approvals. See "--Regulation and Taxation."

IMPACT OF RESORT HOTEL LEGISLATION

    The locations upon which the Speedway Hotel & Casino and the Speakeasy Hotel & Casino are located are subject to legislation passed in 1991 by the Nevada Legislature which is commonly referred to as the Resort Hotel Legislation. The key portions of this legislation are found in Section 463.1605 of the Nevada Revised Statutes ("NRS"). NRS 463.1605 essentially provides that the Nevada Commission shall not approve a nonrestricted gaming license for an establishment located in either Clark County or Washoe County, Nevada, unless the establishment is a resort hotel. A resort hotel is defined to include an establishment held out to the public as a hotel with more than 200 rooms available for sleeping accommodations, at least one bar with capacity for more than 30 patrons, and at least one restaurant with capacity for more than 60 patrons. The Speedway Hotel & Casino does not have 200 rooms and is therefore subject to the provisions of NRS 463.1605. The Speakeasy Hotel & Casino has more than 200 rooms so it is in compliance with NRS 463.1605. A county, city or town may require resort hotels to meet standards in addition to those required by NRS
463.1605 as a condition to issuance of a gaming license by the particular county, city or town. The City of Reno has by ordinance increased the room requirement for resort hotels to 300. Therefore, the Speakeasy Hotel & Casino does not conform to the 300 room City of Reno requirement. The Speedway Hotel & Casino is exempt from NRS 463.1605 because this location has held a non-restricted gaming license. The grandfathered exemption, however, is only valid as to the Speedway Hotel & Casino until the earlier of the commencement of gaming operations at that property or May, 1999. As to the Speakeasy Hotel & Casino, the Company is relying upon a January 22, 1998 determination by the City of Reno that the property is grandfathered. The failure to keep the grandfathered exemptions to NRS 463.1605 and the local regulations governing resort hotels would have a materially adverse effect on the Company.

RISKS ASSOCIATED WITH EXPANSION OF OPERATIONS

    The significant expansion of the Company's business and operational scale as a result of its contemplated further development of Mountaineer Park and its newly acquired properties in Nevada will place demands on the Company's administrative, operational and financial resources and could place an additional strain on the capacity, management and operations of the Company. Such strain, together with demands associated with future expansion of the Company's gaming businesses or potential further acquisitions, may have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able effectively and profitably to manage its newly acquired Nevada operations since the Company has no prior experience in operating a gaming business in Nevada.

COMPETITION AND RISKS OF EXPANDING LEGALIZATION OF GAMING

    The Company faces substantial competition in each of the markets in which its gaming facilities are located. Some of the competitors have significantly greater name recognition and financial and marketing resources than the Company. Such competition results, in part, from the geographic concentration of competitors. All of the Company's gaming operations primarily compete with other gaming operations in their geographic areas. New expansion and development activity (with the exception of video lottery in Mountaineer Park's target markets) is occurring in each of the relevant markets, which may be expected to intensify competitive pressures. All of the Company's gaming operations also compete to a lesser extent with operations in other locations, including Native American lands, riverboats and cruise ships, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, on- and off-track wagering, high-stakes bingo and card parlors. Several states have considered legalized casino gaming and others may in the future. Legalization of large-scale, unlimited casino gaming in or near any major metropolitan area or increased gaming in other areas could have a material adverse effect on the business of any or all of the Company's gaming facilities.

    Specific competitive factors relating to the Company's primary gaming markets include the following:

    MOUNTAINEER PARK. In recent years, the number of gaming options available to consumers in the Company's West Virginia area market has increased considerably. Mountaineer Park's principal direct competitors are Wheeling Downs, located approximately 40 miles to the south in Wheeling, West Virginia, Thistledown, located approximately 85 miles to the northwest in Cleveland, Ohio and Ladbroke, located approximately 80 miles away from Mountaineer Park in Washington, Pennsylvania. Wheeling Downs conducts pari-mutuel greyhound dog racing and video lottery gaming. Thistledown conducts pari-mutuel thoroughbred horse racing but not video lottery gaming. Ladbroke conducts live harness racing and provides import simulcasting, but does not have video lottery gaming. The Company also competes with statewide lotteries in West Virginia, Pennsylvania and Ohio, off-track and on-site wagering in Pennsylvania, and, to a lesser extent, destination gaming facilities in Las Vegas and Atlantic City, as well as other entertainment options available to consumers, including live and televised professional and collegiate major sports events. The Company will also compete with off-track wagering in Ohio, which has recently been approved in that state. To the extent that Pennsylvania, Ohio or West Virginia legalizes any forms of casino gaming, the Company's video lottery operations could compete with any such new gaming facilities located within driving distance of Mountaineer Park. If permitted under such new legislation, such facilities may offer more gaming machines than Mountaineer Park, or gaming machines which are superior to those offered by Mountaineer Park, as well as forms of gaming not available in West Virginia. Such competition could have a material adverse effect on the Company.

    NORTH LAS VEGAS. The Company does not intend for Speakeasy Las Vegas to compete with the high-end luxury hotel/casinos along Las Vegas' famous "Strip". Although the Strip is the main attraction for gaming patrons who travel to Las Vegas, the Company believes that North Las Vegas constitutes a distinct segment of the Las Vegas gaming market. Nevertheless, management recognizes that the strip may limit customer traffic to the North Las Vegas area. Even within the North Las Vegas segment of the market, however, Speakeasy Las Vegas faces substantial competition. New properties, or major additions, expansions or enhancements to competitors' existing properties, could have a material adverse effect on the Company.

    RENO. The Reno property competes with other properties in Reno, Nevada principally on the basis of location and direct marketing. The Reno property's principal direct competitors are those gaming facilities located in downtown Reno. There are currently nine gaming facilities in downtown Reno with over 11,700 slot machines, 470 table games and 6,600 hotel rooms. These gaming facilities are, in general, larger and more heavily themed and have more amenities than the Reno property. New properties, or major additions, expansions or enhancements to competitors' existing properties could have a material adverse effect on the Company

REGULATION AND TAXATION

    GENERAL. All of the Company's current and proposed operations are subject to extensive regulations and could be subjected at any time to additional or more restrictive regulations, or banned entirely. The Company is also subject to the provisions of West Virginia law that govern the conduct of thoroughbred horse racing in West Virginia (the "West Virginia Racing Act") and the operation of Video Slots in West Virginia (the "Lottery Act"). The Company's live racing, pari-mutuel wagering and Video Slot operations are contingent upon the continued governmental approval of such operations as forms of legalized gaming. The Company also may be adversely affected by legislation of additional forms of gaming activity, or expanded licensure, within or near the Company's present or future markets.

    The regulations and oversight applicable to the Company's operations are intended primarily to safeguard the legitimacy of gaming activity and its freedom from inappropriate or criminal influences. Government authorities could, at any time, terminate pari-mutuel wagering as a form of legalized gaming in jurisdictions where the Company operates or subject such wagering to additional restrictive regulation; such termination would, and any further restrictions could, have a material adverse effect upon the Company's business, financial condition and results of operations. The Company may not be able to obtain all necessary approvals for the operation or expansion of its business. In addition, the Company's material licenses are subject to annual or other periodic renewal and governmental authorities may refuse to grant permission to continue to operate existing facilities. The failure to obtain or maintain in effect required regulatory approvals would have a material adverse effect upon the Company's business, financial condition and results of operations.

    WEST VIRGINIA RACING AND GAMING REGULATION. The Company's operations at Mountaineer Park are subject to regulation by the West Virginia State Racing Commission (the "Racing Commission") under the West Virginia Racing Act, and by the West Virginia State Lottery Commission under the Lottery Act. The powers and responsibilities of the Racing Commission include, among other things, (i) granting permission annually to maintain racing licenses and schedule race meets, (ii) approving simulcasting activities, (iii) licensing all officers, directors, racing officials and certain other employees of the Company and (iv) approving all contracts entered into by the Company affecting racing and pari-mutuel wagering operations. Such powers and responsibilities extend to the approval and/or oversight of all aspects of racing and pari-mutuel wagering operations. The Company has received all necessary approvals to conduct its current operations at Mountaineer Park; however, such approvals are subject to renewal and approval annually. The failure to receive or retain approvals or renewals of approvals, or a delay in receiving such approvals and renewals, could cause the reduction or suspension of racing and pari-mutuel wagering, as well as of Video Slot operations, at Mountaineer Park and have a material adverse effect upon the Company's business, financial condition and results or operations.

    Pursuant to the Lottery Act, each of the two West Virginia horse racetracks and two West Virginia dog racetracks licensed prior to January 1, 1994 and which conduct a minimum number of days of live racing, may apply for an annual license to operate Video Slots at its racetrack. The Lottery Act likewise requires that the operator of Mountaineer Park be subject to a written agreement with the horse owners, breeders and trainers who race horses at that facility (the "Mountaineer Park Horsemen") in order to conduct Video Slots operations. The Company is party to the requisite agreement with the Mountaineer Park Horsemen, which expires on January 1, 2001. The Lottery Act also requires that the operator of Mountaineer Park be subject to a written agreement with the pari-mutuel clerks in order to operate Video Slots. The Company is party to the requisite agreement with its pari-mutuel clerks which expires on November 30, 2002. The absence of an agreement with the Mountaineer Park Horsemen or the pari-mutuel clerks at Mountaineer Park, or the termination or non-renewal of such agreement, would have a material adverse affect on the Company's business, financial condition and results of operations. The Lottery Commission has broad powers to approve and monitor all operations of the video lottery terminals, the specification of the terminals and the interface between the terminals and the West Virginia Central Lottery System. In addition, the Lottery Commission licenses all persons who control the licensed entity or are key personnel of the video lottery operation to ensure their integrity and absence of any criminal involvement.

    NEVADA GAMING REGULATION. The laws, regulations, and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
(iv) the prevention of cheating and fraudulent practices; and (v) to provide a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations, and procedures could have an adverse effect on the operations of the Company and the Nevada Subsidiaries.

    In order to operate non-restricted gaming at the Nevada Properties, the Nevada Subsidiaries are required to be licensed as operators of a casino by the Nevada Gaming Authorities. A gaming license requires the periodic payment of fees and taxes and is not transferable. The Company will be applying to be registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it will be required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, the Nevada Subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. Neither the Company nor the Nevada Subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits, and licenses required in order to engage in gaming activities in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or the Nevada Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors, and certain key employees of the Nevada Subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors, and key employees of the Company who are actively and directly involved in gaming activities of the Nevada Subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

    After registration and licensing, if the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or the Nevada Subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or the Nevada Subsidiaries to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    After registration and licensing, the Company and the Nevada Subsidiaries will be required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities, and similar financial transactions by the Nevada Subsidiaries will have to be reported to, or approved by, the Nevada Commission.

    After licensing, if it were determined that the Nevada Gaming Control Act or the regulations promulgated thereunder (collectively, the "Nevada Act") was violated by the Nevada Subsidiaries, the gaming licenses they are applying for could be limited, conditioned, suspended, or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Nevada Subsidiaries, the Company, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission.

    Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Act requires any person who acquires more than five percent of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10 percent of the Company's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more then 10 percent, but not more than 15 percent, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies, or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies, or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or The Nevada Subsidiaries, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated, and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

    After registration and licensing, the Company will be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company will also be required to render maximum assistance in determining the identity of the beneficial owner. After registration and licensing, the Nevada Commission will have the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

    The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire, or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. The Company has not applied for approval by the Nevada Commission of the Offering as it is not required.

    After registration and licensing, changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly, or annually.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who is or proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

    POTENTIAL FEDERAL REGULATION. In August 1996, the United States Congress passed legislation, which President Clinton signed, creating the National Gambling Impact and Policy Commission to conduct a comprehensive study of all matters relating to the economic and social impact of gaming in the United States. The legislation provides that, not later than two years after the enactment of such legislation, the commission must issue a report to the President and to Congress containing its findings and conclusions, together with recommendations for legislation and administrative actions. Any such recommendations, if enacted into law, could adversely impact the gaming industry and have a material adverse effect on the Company's business and results of operations. The Company is unable to predict whether this study will result in legislation that would impose additional regulations on gaming industry operators, including the Company. Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such tax could have adverse an material effect on the Company's financial condition or results of operations.

    COMPLIANCE WITH OTHER LAWS. The Company and facilities are also subject to a variety of other rules and regulations, including zoning, construction and land-use laws and regulations in Nevada and West Virginia governing the serving of alcoholic beverages. Mountaineer Park derives a significant portion of its other revenues from the sale of alcoholic beverages to patrons of its facilities, and the Company anticipates that the same will be true of Speakeasy Vegas and Speakeasy Reno. Any interruption or termination of Mountaineer Park's existing ability to serve alcoholic beverages or the inability of Speakeasy Las Vegas or Speakeasy Reno to obtain and hold permits to serve alcoholic beverages would have a material adverse effect on the Company's business, financial condition and results of operations.

    RESTRICTIONS ON SHARE OWNERSHIP AND TRANSFER. Unless prior approval of the West Virginia Lottery Commission is obtained, the sale of five percent or more of the voting stock of the license holder or any corporation that controls the license holder or the sale of a license holder's assets (other than in the ordinary course of business), or any interest therein, to any person not previously determined by the Lottery Commission to have satisfied the licensing qualifications, voids the license. With respect to the

State of Nevada, any beneficial holder of a registered Corporation's voting securities (or rights to acquire such securities), regardless of the number of shares owned, may be required to file an application, be investigated and have his suitability as a beneficial holder of the registered Corporation's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation. Applicable Nevada law requires any person who acquires more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing.

    APPLICATION OF ENVIRONMENTAL REGULATIONS. Generally, the Company and its subsidiaries are subject to a variety of federal, state and local governmental laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. While the Company believes that it and its subsidiaries are presently in material compliance with all environmental laws, failure to comply with such laws could result in the imposition of severe penalties or restrictions on operations by government agencies or courts that could adversely affect operations. In addition, although the Company is not aware of any environmental contamination at its properties (with the exception of a discharge from an underground storage tank at Mountaineer Park which is (i) subject to a state-approved plan of redemption and (ii) not considered material), it has not conducted exhaustive environmental investigations of all such properties. The Company does not have insurance to cover environmental liabilities, if any, other than certain coverage limited to its Reno property.

    TAXATION. The Company believes that the prospect of significant additional revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state income taxes, and such taxes and fees are subject to increase at any time. The Company pays substantial taxes and fees with respect to its operations. From time to time, federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

    The Company is currently managed by a small number of key management and operating personnel, whose efforts will largely determine the Company's success. The success of the Company also depends upon its ability to attract, hire and retain qualified operating, marketing, financial and technical personnel. Competition for qualified personnel in the gaming industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. The loss of key management personnel, particularly Edson R. Arneault, the Company's Chairman, President and Chief Executive Officer, and Bruce E. Dewing, the Vice president and Chief Operating Officer of both Speakeasy Las Vegas and Speakeasy Reno, would likely have a material adverse effect on the Company. The Company is highly dependent on the services of Mr. Arneault. The Company does not maintain key man life insurance for Mr. Arneault or any other employee.

CONTINUED LOSSES FROM HORSE RACING

    To date, Mountaineer Park has incurred continued losses on its pari-mutuel commission business, which have been offset by gains in the Video Slot business. The Company believes that the racing business is currently unprofitable, and is attempting to minimize or eliminate losses from such operations by increased marketing efforts, cost cutting and enhancing the quality of racing activities. The Company believes that its strategy of becoming a one-stop entertainment, recreation and gaming destination resort will produce synergies which, in combination with its Video Slot operations, may reduce such losses. No assurance can be given, however, that this strategy will prove successful, that the Company's unprofitable operations can become profitable or that the Company's profitable operations will remain so. Even if the Company is unsuccessful in its efforts to reduce its racing losses, it will have to continue its racing activity which is a prerequisite to maintaining its Video Lottery license.

FAILURE TO LIQUIDATE DISCONTINUED OPERATIONS

    The Company owns certain oil and gas properties in Michigan, which it is in the process of liquidating in furtherance of the Company's determination to focus its efforts on its core gaming, entertainment and recreation business. The Company is currently negotiating a sale of these properties to a potential buyer. There is no guarantee the Company will be successful in its negotiations to sell the assets.

CYCLICAL NATURE OF BUSINESS; SEASONALITY; ABSENCE OF INSURANCE COVERAGE

    The Company's primary business involves leisure and entertainment. During periods of recession or economic downturn, consumers may reduce or eliminate spending on leisure and entertainment activities. In the event that any of the Company's demographic markets suffer adverse economic conditions, the Company's revenues may be materially adversely affected. In addition, the operations of Mountaineer Park are typically seasonal in nature. Winter conditions may adversely affect transportation routes to Mountaineer Park, as well as cause cancellations of live horse racing. As a result, adverse seasonal conditions could have a material adverse effect on the operations of the Company. In the Las Vegas and Reno market, business levels are generally weaker from Thanksgiving through the middle of January (except during the week between Christmas and New Years) and throughout the summer, and generally stronger from mid-January through Easter and from mid-September through Thanksgiving.

    The Company's results at its Nevada properties may also be affected by inclement weather. For example, the Reno site, located in the foothills of the Sierra Nevada mountains in Nevada, is subject to snow and icy road conditions during the winter months. Any such severe weather conditions may discourage potential customers from visiting the Company's facilities in that area. It is unlikely that the Company will be able to obtain business interruption coverage for casualties resulting from severe weather, and there can be no assurance that the Company will be able to obtain casualty insurance coverage at affordable rates for casualties resulting from severe weather.

UNCERTAINTIES OF FUTURE DEVELOPMENT

    While the Company intends to expand its business by managing additional gaming properties and acquiring and developing new gaming properties, there is no assurance that it will be able to do so or that such projects will become operational within the time frames and budgets contemplated by management. Construction projects, such as the proposed hotel and convention center construction at Mountaineer Park, the casino construction under way at the Speedway Property and the renovation underway at the Reno Property, entail significant development and construction risks, including, but not limited to, cost overruns, delay in receipt of governmental approvals, shortages of materials or skilled labor, unforeseen engineering or environmental problems, work stoppages, weather interference, unanticipated cost increases and regulatory problems, any of which, if they occurred, could delay construction or result in substantial cost increases to the Company. Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on the Company's results of operations. In addition, with respect to the Speedway Property, the Company does not have final construction contracts. Further, to the extent that the Company is successful in its expansion strategy, it will face the inherent risks associated with managing an increased number of properties. The necessity of key employees to focus their attention on various planned expansion projects may reduce the amount of time they can devote to core operations of the Company. In addition, the Company has been advised by the City of North Las Vegas that approval of its current construction plans will require the Company to acquire from a third party an adjacent parcel of approximately 1/2 acre. The Company is negotiating the purchase of the parcel for approximately $120,000 and believes it can complete construction within 120 days after receipt of all necessary governmental approvals.

COMPUTERIZED OPERATIONS AND THE YEAR 2000

    During recent years, there has been significant global awareness raised regarding the potential disruption to business operations worldwide resulting from the inability of current technology to process properly the change from the year 1999 to 2000. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    In 1997 the Company initiated an investigation to identify potential year 2000 and provide that all significant applications will be Year 2000 compliant. The Company will utilize both internal and external resources to test, program and/or replace applications to ensure that they are Year 2000 compliant. Completion of this project is anticipated not later than October 31, 1999. Although the costs associated with the Year 2000 project are not expected to be material in nature, the Company has not finalized its investigation and is unable to provide an estimate of such costs at this time. Such costs are expected to be funded through operating cash flows. Personnel and all other costs related to the project will be expensed as incurred. The conversion of most purchased applications will be completed under the terms of maintenance agreements which provide for the conversion of such applications at no additional cost. All equipment and other operating systems are currently being evaluated to determine if Year 2000 issues have an effect on their ability to perform their respective functions.

    In addition, the Company is conducting its investigation and is in the process of obtaining assurance from its vendors that timely updates will be made available to ensure that all purchased applications are Year 2000 compliant. However, there can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

    Although, based on its investigation to date the Company does not believe that it will experience any significant adverse effects or material unbudgeted costs associated with the Year 2000 project, the Company cannot provide any assurance in this regard, and any such cause or effect could materially and adversely affect the Company.

LIMITED PUBLIC MARKET AND LIQUIDITY

    The Company's Common Stock is traded on the Nasdaq SmallCap Market and trading of the Common Stock in the over-the-counter market is limited. A limited trading market could result in an investor being unable to liquidate his or her investment. If the Company is unable to satisfy Nasdaq's maintenance criteria in the future, its Common Stock will be subject to being delisted, and trading, if any, in the Company's Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delisting, an investor would likely find it more difficult to dispose, or to obtain quotations as to the price, of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    As of August 30, 1998, the Company had approximately 20,021,049 shares of Common Stock outstanding. In addition, the Company is obligated to issue an additional 7,193,667 shares of Common

Stock upon the exercise of outstanding options and warrants other than the Warrants. Of the shares of Common Stock currently outstanding, approximately 2,407,344 were issued in registered or other offerings which rendered such shares freely tradable in the hands of the holders thereof. Of the remaining 17,613,705 shares of Common Stock currently outstanding which were not freely tradable by the holders thereof upon issuance by the Company, the Company has registered the resale of 3,455,427 shares of Common Stock by the holders thereof, 550,000 of which are included in the Prospectus. Approximately 2,900,000 shares of Common Stock currently outstanding remain subject to the resale limitations imposed by Rule 144 because such shares have either: (i) been held by non-affiliates for less than two years (827,229 shares); or (ii) are held by affiliates (2,078,730 shares).

    With respect to the shares of Common Stock to be issued upon the exercise of outstanding options or warrants, the Company has previously registered the resale of 5,336,148 of such shares by the holders thereof. The remaining 1,718,239 shares of Common Stock issuable upon the exercise of outstanding options and warrants will be "restricted securities" for purposes of the Act when issued.

    The Company is currently obligated to or intends to file future registration statements to cover the resale of 2,710,555 shares of Common Stock which are, or will when issued be, "restricted securities." Of that 2,710,555 shares of Common Stock, 1,645,913 are being registered for resale pursuant to an additional Registration Statement filed concurrently herewith. See "Selling Stockholders", "Plan of Distribution" and "Description of Securities--Common Stock."

    In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year but less than two years and any affiliate of the Company who has owned shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock on the Nasdaq SmallCap Market during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder who is not an affiliate of the Company at the time of the sale and for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

    Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price of the Common Stock.

IMPACT OF ANTI-TAKEOVER MEASURES

    Certain provisions of the Company's Certificate of Incorporation ("Certificate") may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Specifically, the Company's Certificate requires the Board of Directors (the "Board") to consider a variety of factors other than the adequacy of the price offered for the Company's securities in evaluating a takeover offer. The effect of this provision, in the event of a takeover attempt, may be to prevent stockholders from receiving maximum returns on their shares in the short-term and may deflate the price of the Company's Common Stock over the long-term. Additionally, the Certificate provides the Company with a right to repurchase any shares of Common Stock of the Company from any person who acquires more than 5% of the voting stock of the Company. This provision was adopted so that the Company can remain in compliance with the Lottery Act, which requires advance approval of any acquisition of more than 5% of the Company's Common Stock. Nonetheless, there can be no assurance that such provision can provide adequate protection against the Company losing its qualification with the Lottery Commission due to the acquisition by a third party, whether in the open market or otherwise, of more than 5% of the Company's Common Stock, as the provision in the Certificate applies only retroactively and the Lottery Act requires approval of such acquisitions prospectively. See "Description of Securities--Common Stock--Anti-Takeover Provisions."

COMPANY'S COMMON STOCK SUBJECT TO PENNY STOCK REGULATION

    Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The market price of the Company's Common Stock may continue at a price less than $5.00. Thus the Company's Common Stock is subject to the "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse).

    For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document prescribed by the Commission relating to the penny stock market. Such document must disclose the risks of investing in the penny stock market including (i) a description of the nature and risk involved in the penny stock market; (ii) a description of the duties of the broker-dealer to the customer and the rights and remedies available; (iii) an explanation of the name of "bid" and "ask" prices in the penny stock market; (iv) a description of all significant terms used in the risk disclosure document; and (v) a toll free number to provide information on disciplinary histories. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability or desire of broker-dealers to sell the Company's securities. However, the Commission, as it may determine consistent with the public interest and protection of investors, may exempt, in whole or in part, any person or class of persons, or any transaction or class of transactions, from the penny stock requirements. Such exemptions shall include an exemption for brokers and dealers based on the minimal percentage of broker's or dealer's commissions, commission-equivalent, and markups received from transactions in penny stock. See "Plan of Distribution."

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the shares of Common Stock offered herein by the Selling Stockholders.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company is currently authorized to issue 50,000,000 shares of Common Stock, par value $.00001 per share. As of August 30, 1998, there were 20,021,049 shares of Common Stock issued and outstanding. As of August 30, 1998 there were approximately 565 stockholders of record of the Company's Common Stock.

    As of August 30, 1998, a total of 7,193,667 shares of Common Stock were reserved for issuance pursuant to outstanding options and warrants of the Company other than the Warrants. A majority of the outstanding shares of the Company's Common Stock entitled to vote, represented in person or by proxy (and in no event less than 33 1/3 percent of the outstanding shares of the Company's Common Stock) shall constitute a quorum, and at any meeting at which a quorum is present the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater proportion or number is required by Delaware law or the Company's Certificate of Incorporation. Only those stockholders of record as of the record date, which may be fixed not more than 60 nor less than 10 days before the meeting, or stockholder action in lieu of a meeting, are entitled to vote on the subject matter before the stockholders. In most cases, if a quorum is present, the affirmative vote of the majority of the shares represented at the meeting constitutes an act of the stockholders. Consequently, the holders of one share more than one-quarter of the outstanding Common Stock could exercise effective control over the Company. The affirmative vote of a majority of all outstanding shares entitled to vote, however, is required to amend the Company's Certificate, as well as to accomplish certain other matters.

    All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock they own at any stockholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. The Term Loan Agreement (as described below) restricts the payment of dividends to stockholders without the lender's consent. There are no preemptive rights or privileges with respect to any shares of Common Stock. The Common Stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% would not be able to elect any directors.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate has two significant anti-takeover provisions. Pursuant to Article VI of the Certificate, any "Acquisition Proposal" (defined therein as a proposal by any person to (i) make a tender offer or exchange offer for any equity securities of the Company, (ii) merge or consolidate the Company with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company), requires the Board to scrutinize such Acquisition Proposal within certain guidelines. Specifically, the Certificate states that the Board, in exercising its judgment with respect to the best interests of the Company, is authorized to give due consideration to such factors as the Board determines to be relevant, including, without limitation:

        (i) the interests of the Company's stockholders;

        (ii) whether the proposed transaction might violate federal or state laws, or affect the Company's ability to obtain required licenses;

       (iii) the consideration being offered in the proposed transaction, in relation not only to the then current market price for the outstanding capital stock of the Company, but also to the market price for the capital stock of the Company over a period of years, the estimated price that might be achieved in a negotiated sale of the Company as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices, and the Company's financial condition and future prospects; and

        (iv) the social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Company, and the communities in which the Company conducts its business.

    The Certificate requires a supermajority of 80% of the outstanding shares of the Company entitled to vote in the election of directors to amend or repeal this provision.

    In addition to this provision relating to the Board's response to a takeover offer, in response to regulatory requirements of the Lottery Commission requiring advance approval of persons who acquire 5% or more of the Company's voting stock, Article VII of the Certificate provides the Company with the right to redeem any shares acquired on the open market or otherwise. Specifically, the Certificate prohibits any Person (a natural person or entity) from becoming the Beneficial Owner (as defined in conformance with Rule 13d-3 of the Exchange Act) of five percent (5%) or more of the Company's Common Stock unless such person agrees in writing delivered to the Company at its registered office to:

        (1) provide to the Gaming Authorities (defined in the Certificate as any governmental authority regulating any form of gaming which has jurisdiction over the Company or its subsidiaries) information regarding such Person, including, without limitation, information regarding other gaming related activities of such Person and financial statements and disclosures, in such form, and with such updates, as may be requested and/or required by any Gaming Authority;

        (2) respond to written and/or oral questions and inquiries that may be propounded by any Gaming Authority; and

        (3) consent to the performance of any personal background investigation that may be required by any Gaming Authority, including, without limitation, an investigation of any criminal record and/or alleged criminal activity of such Person.

    Notwithstanding such provisions, any and all issued and outstanding shares of Common Stock held or otherwise owned by a Disqualified Holder (defined in the Certificate as any Beneficial Owner of shares of Common Stock, or its subsidiaries, whose holding of Common Stock may result, in the judgment of the Board, in (i) the denial, loss or non-reinstatement of any license or franchise from any governmental agency applied for or held by the Company or any subsidiary to conduct any portion of the proposed or actual business of the Company or any subsidiary, which license or franchise is conditioned upon some or all of its holders of Common Stock meeting certain criteria, or (ii) the disapproval, modification, or non-renewal of any contract under which the Company or any of its subsidiaries has sole or shared authority to manage any gaming operations) shall be subject to repurchase (such securities being defined as the "Repurchase Securities") by the Company at any time at the sole discretion of the Company by action of the Board. The terms and conditions of such repurchase provided for by the Certificate are as follows:

        (1) the repurchase price of the Repurchase Securities to be repurchased pursuant to such provision shall be an amount equal to the Fair Market Value (defined as the average closing price as quoted on Nasdaq for the 20 days preceding the repurchase) of such Repurchase Securities or such other repurchase price as required by either the DGCL, any state law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law;

        (2) the repurchase price of such Repurchase Securities may be paid in cash, or Corporation Debt Securities (defined as any debt securities of the Company which comprise all or a portion of the repurchase price), or any combination thereof;

        (3) if less than all of the Repurchase Securities held or otherwise owned by one or more Disqualified Holders are to be repurchased, the Repurchase Securities to be repurchased shall be selected in such manner as shall be determined by the Company's Board in their sole discretion, which may include selection of the most recently acquired Repurchase Securities, selection of Repurchase Securities by lot, or selection of Repurchase Securities in such other manner as shall be determined by the Company's Board;

        (4) at least ten (10) days' written notice of the Repurchase Date shall be given to the Beneficial Owner (and the record holder if such Person is not the Beneficial Owner) of the Repurchase Securities selected to be repurchased unless notice is waived in writing by any such holder) provided that the Repurchase Date may be the date on which written notice is given if the cash or Corporation Debt Securities necessary to effect the repurchase shall have been deposited in trust for the benefit of such record holder and subject to immediate withdrawal upon surrender of the certificates for the Repurchase Securities to be repurchased;

        (5) from and after the Repurchase Date or such earlier date as mandated by either the DGCL, any state law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law, any and all rights of whatever nature which may be held by the Beneficial Owners of Repurchase Securities selected for repurchase (including, without limitation, any rights to vote or participate in dividends declared on securities of the same class or series as such Repurchase Securities), shall cease and terminate and such Beneficial Owners shall thenceforth be entitled only to receive the cash or Corporation Debt Securities payable upon repurchase; and

        (6) such other terms and conditions as the Board shall determine.

    All securities subject to this restriction bear a restrictive legend stating the fact that such securities are subject to the repurchase option of the Company and may not be transferred other than in accordance with the Certificate.

AVAILABILITY OF SHARES OF CAPITAL STOCK FOR FUTURE ISSUANCE

    The availability of shares of Common Stock for issuance without further action by stockholders could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing warrants or rights to acquire shares of Common Stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares to dilute or deter stock ownership of persons seeking to obtain control of the Company. The Company has no present plans to issue any additional shares of Common Stock, other than as contemplated under the Company's employee benefit plans.

NEVADA STATUTORY RESTRICTIONS ON BUSINESS COMBINATIONS/CORPORATE CONTROL

    The Nevada Combinations With Interested Stockholders Statutes (the "Business Combinations Act") and the Nevada Acquisition of Controlling Interest Statutes (the "Control Shares Act") may have the effect of delaying or making it more difficult to effect a change in control of the Company.

    The Business Combinations Act prohibits an "interested stockholder" and a Nevada corporation with 200 or more stockholders (hereinafter, "corporation") from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation of a corporation or any of its subsidiaries with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation or (iii) representing 10% or more of the earning power or net income of a corporation. An "interested stockholder" means (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation, or (b) an affiliate or associate of the corporation, that, at any time within the three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation. A corporation may not engage in a "combination" with any "interested stockholder" within three years after the interested stockholder first became an interested stockholder unless the combination or purchase of shares first making such person an interested stockholder is approved by the board of directors before the interested stockholder first became an interested stockholder. If this approval is not obtained, then after the expiration of the three-year period, the business combination may only be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or after certain minimum statutory consideration requirements have been met with respect to the acquisition of all the capital stock of the corporation held by the disinterested stockholders immediately before the date the interested stockholder acquired such shares.

    The Control Shares Act prohibits an acquirer, under certain circumstances, from voting newly acquired shares of a Nevada corporation with 200 or more stockholders, 100 of whom are stockholders of record and Nevada residents (hereinafter, "target corporation") when such acquisition causes the number of shares held by the acquirer to exceed certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's disinterested stockholders. The Control Shares Act specifies three ownership thresholds: (i) one-fifth or more but less than one-third, (ii) one-third but less than a majority and (iii) a majority or more, of the outstanding voting power of the corporation. Once an acquirer crosses one of these thresholds, those shares in an offer or acquisition and acquired within 90 days immediately preceding the date when the acquiring person became an acquiring person, become "control shares" and are deprived of the right to vote until disinterested stockholders restore that right. The Control Shares Act also provides that in the event "control shares" are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the "control shares" are entitled to payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

    However, in such an action by or on behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

    In addition, the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The Certificate and By-laws of the Company are consistent with Section 145. The Certificate provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (iii) for acts specified in Title 8, Section 174 of the DGCL, or (iv) for which the director derived an improper personal benefit.

    In addition to the Certificate, the Company's By-laws provide indemnification (the "Indemnity Provisions") for any person who is or was a party to any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative, arbitrative, investigative procedure by reason of the fact that he or she was a director, officer, employee, fiduciary or agent of the Company or served in such capacity with another entity at the Company's request (such persons are defined as an "Indemnified Party" or "Indemnified Parties"). With respect to third party actions, the Indemnity Provisions represent the Company's commitment to indemnify based on such persons incurring expenses (including legal fees) judgments, fines, excise taxes, and amounts paid in settlement based on civil or criminal matters. In the case of a civil matter, the Indemnified Parties must have acted in good faith and in a manner reasonably believed by that person to be in or not opposed to the best interests of the Company. With respect to a criminal matter, the person must have had no reasonable cause to believe that the conduct was unlawful.

    With respect to derivative actions, Indemnified Parties are entitled to indemnification for any and all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the settlement or defense of such actions. The Indemnified Party must show that he or she acted in good faith and a manner reasonably believed by that person to be in or not opposed to the best interests of the Company, except that no indemnification shall be available if such person has been adjudged liable for negligence or misconduct in performing his or her duties to the Company, unless the court in which such action or suit was brought has determined upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnified Party is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Nonetheless, if the Indemnified Party is successful on the merits or otherwise, he or she need not show that the applicable standard of conduct was met. If not successful on the merits, any indemnification may only be made if the Indemnified Party applies to the Company for indemnification and (i) a majority vote of a quorum of the Board, or (ii) if a quorum is not available or even if obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by vote of the stockholders of the Company.

    With respect to both derivative actions and third party actions, the Indemnity Provisions also provide for the advancement of expenses, including actual and reasonable attorneys' fees, incurred in defending or investigating any action, suit, proceeding or claim, subject to a written affirmation by the Indemnified Party or person requesting an advance for such Indemnified Party that he or she has met the applicable standard of conduct and that he or she will repay such advance if it is ultimately determined that he or she did not meet the applicable standard of conduct.

    Notwithstanding the foregoing, the Company has discretion to impose as conditions to any of the Indemnification Provisions, such requirements as may appear appropriate in the specific case including but not limited to: (a) that any counsel representing the person be mutually acceptable to the Company and the Indemnified Party, (b) that the Company has the right to assume control of the defense of such Indemnified Party, and (c) that the Company shall be subrogated to the extent of any payments made by way of indemnification to all of such Indemnified Party's right of recovery, and do everything necessary to assure such rights of subrogation to the Company.

    The rights of Indemnified Parties under the Indemnity Provisions are not exclusive of any other rights Indemnified Parties may have under the Certificate, any agreement, vote of stockholders, vote of disinterested directors, any liability insurance policies or otherwise. The Company currently maintains a Directors and Officers liability insurance policy with coverage of $10,000,000. Although the Company believes the policy and its coverage limits to be adequate, the policy may not provide coverage in all circumstances in which the Company's directors and officers are entitled to indemnification and may not cover the Company's total liability to its directors and officers even in cases where coverage is provided.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Indemnified Parties pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such persons in connection with the securities being registered, the Company will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DESCRIPTION OF WARRANTS

    GENERAL

    In connection with the Amended Term Loan Agreement (as defined elsewhere in this Prospectus.-- See "Selling Shareholders"), the Company issued an aggregate of 1,632,140 Warrants to a private lender (the "Warrant Holder"), all of which are presently outstanding. The Warrants were issued pursuant to Warrant Certificates.

    The Warrants entitle the holder thereof to purchase in the aggregate 1,632,140 shares of Common Stock (each a "Warrant Share") from the Company. The exercise price of the Warrants is $1.06 per share, in each case subject to adjustment as described below. Subject to certain limitations, the Warrants may be exercised at any time until 5:00 p.m. Pacific Time on July 2, 2001 (the "Expiration Date"). Warrants that are not exercised prior to the Expiration Date will expire.

    EXERCISE

    In order to exercise all or any of the Warrants represented by a Warrant Certificate, the holder thereof is required to surrender to the Company a completed Exercise Agreement (as defined in the Warrant Certificate), a Warrant Certificate and cash or a certified or official bank check payable to the Company in an amount equal to the then effective Purchase Price for the shares for which the Warrant Certificate is being exercised. Certificates for Warrant Shares purchased upon exercise of the Warrants will be delivered by the Company to the holder thereof within five business days after the exercise. The Warrant Shares shall, when issued, be duly authorized, validly issued, previously unissued, fully paid and nonassessable and will be free from all taxes, liens and charges with respect thereto.

    ADJUSTMENTS

    The initial purchase price per Warrant shall be subject to adjustment from time to time upon the occurrence of certain events including: (i) the issuance or sale of any shares of Common Stock by the Company, (ii) the grant of any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock, or any stock or securities convertible into or exchangeable for Common Stock, (iii) the issuance or sale of convertible securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, or (iv) the declaration of any dividend or the making of any other distribution of any stock of the Company payable in Common Stock, options or convertible securities. Upon the occurrence of such an event, the holder shall be entitled to purchase, at an adjusted purchase price, the number of Warrant Shares equal to that percentage of the total number of shares of Common Stock (determined on an as-converted basis) that the holder was entitled to purchase immediately prior to such event; provided, however, that if the offer and/or issuance of securities is made to all holders of the Common Stock, then the Warrant Holder shall be entitled to receive the number of shares which such holder would have been entitled to receive (on an as-converted basis) had such holder exercised the Warrants immediately prior to such event. Notwithstanding this fact, no adjustment shall be made: (i) at any time prior to 30 months after repayment in full of the outstanding amounts under the Amended Term Loan Agreement and a loan committment issued by the lender (the "Loan Committment"), if (a) the securities issued in connection with such event were sold for a price (determined on an as-converted basis) exceeding the holder's purchase price or if (b) the event was approved in advance in writing by the holders of a majority of the shares of Common Stock (determined on an as-converted basis) issuable on the exercise of the Warrants; and (ii) following the date that is 30 months after the repayment in full of all of the outstanding amounts under the Amended Term Loan Agreement and the Loan Commitment (if drawn down by the Company which occurred in connection with the Amended Term Loan Agreement); provided that, notwithstanding (i) and (ii) above, the adjustments provided for upon the occurence of any of the events described in the first sentence of this paragraph shall continue to be made to the extent that such event involves the offer and/or issuance of securities to all holders of any class of securities of the Company; provided, further, that the provisions described in this sentence will not limit any adjustments to be made pursuant to other sections of the Warrant Certificate. No adjustment need be made based on issuances of (x) stock or options to employees, directors or officers of the Company and its subsidiaries under bona fide benefit plans in any fiscal year, not to exceed (on an as-converted basis) 4% of the issued and outstanding shares of Common Stock on the date of issuance; (y) Common Stock issued in the ordinary course of business, not to exceed 2% of the outstanding shares of Common Stock on the day of issuance; or (z) any of the Warrants or shares of Common Stock issued in connection with the Term Loan Agreement or Loan Commitment. As of the date of this prospectus, no adjustment has been required. The holder of the Warrants shall be entitled to participate in any dividends declared by the Company or any rights to subscribe for the purchase of Common Stock, options, or convertible securities to the same extent as such holder would be entitled after giving full effect to the exercise of such Warrants. Finally, should the Company undertake a subdivision or combination of its Common Stock to either increase such shares into a greater number or decrease such shares into a lesser number, the number of shares purchasable under the Warrant Certificate (and the purchase price of such shares) are to be proportionately increased or reduced. If conditions arise not otherwise covered by the anti-dilution provisions discussed above, the Company is required to appoint a firm of independent certified public accountants of recognized national standing, which shall give their opinion on any adjustment necessary to preserve the exercise rights of the Warrant Holder.

REORGANIZATIONS, MERGERS, AND CERTAIN OTHER TRANSACTIONS

    If any capital reorganization or reclassification of the capital stock of the Company (other than a subdivision or combination discussed above), or consolidation or merger of the Company with another corporation, or the sale or conveyance of all or substantially all of its assets to another corporation, shall be effected so as to entitle the holders of the Common Stock of the Company to receive stock, securities or assets with respect to or in exchange for shares of Common Stock, then, prior to and as a condition of such reorganization, reclassification, consolidation, merger, sale or conveyance, the Warrant holder shall be entitled to purchase and receive in lieu of any Warrant Shares, such shares of stock, securities, or assets as may be issued or payable with respect to or in exchange for a number of oustanding shares of Common Stock equal to the number of shares immediately theretofore purchasable and receivable upon exercise of the rights under the Warrant Certificate had such reorganization, reclassification, consolidation, merger, sale or conveyance, not taken place.

NO RIGHTS AS STOCKHOLDERS

    The holders of unexercised Warrants are not entitled, as such, to receive notice of any meeting of the stockholders of the Company, to consent to any action of the stockholders of the Company, to receive notice of any other stockholder proceedings, or to any other rights as stockholders of the Company, except with respect to dividend subscription rights and rights upon merger or consolidation, as discussed above, and none of the rights of the Warrant Holder shall give rise to liability for the purchase price of the Warrant Shares or as a stockholder of the Company.

ADDITIONAL WARRANTS

    In connection with the July 2, 1996 Term Loan Agreement, the Company issued warrants to purchase 1,542,860 shares of Common Stock with terms substantially similar to the warrants described above and 183,206 shares of Common Stock to the Selling Stockholders (of such 183,206 shares, 80,153 were sold previously by one of the Selling Stockholders). The Company is filing concurrently with the filing of the Registration Statement of which this Prospectus is a part an additional Registration Statement registering for resale such 1,645,913 shares of Common Stock (i.e. the 1,542,860 shares of Common Stock underlying such additional warrants together with the 103,053 shares of Common Stock not previously sold). None of the Warrants issued in connection with the July 2, 1996 Term Loan Agreement, nor any of the shares of Common Stock issuable upon the exercise thereof, are registered hereby.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is Continental Stock Transfer & Trust Company.

                              SELLING STOCKHOLDERS

GENERAL

    Effective July 2, 1997, Mountaineer and the Company amended and restated the July 2, 1996 Term Loan Agreement, which had been previously amended and restated as of December 10, 1996. The December 10, 1996 Amended Term Loan Agreement (the "Amended Term Loan Agreement") reflected an increase in the amount borrowed from $5 million to $16.1 million, established a $5,376,500 revolving line of credit, and converted the lender's position from second to first trust holder.

    The July 2, 1997 Second Amended Term Loan Agreement (i) extended the term of the loan to July 2, 2001 (compared to July 2, 1999); (ii) increased the total amount borrowed to $21,476,500 (by virtue of Mountaineer Park drawing down the line of credit); (iii) eliminated from the Amended Term Loan Agreement annual fees of cash in the amount of 8% of the outstanding principal balance of the loan that would have been due each November 15 while the loan is outstanding;
(iv) called for payments of interest only with the principal due at the end of the four year term; (v) eliminated annual warrants to purchase 250,000 shares of the Company's common stock at $1.06 per share which would have been issued on November 15, 1997, 1998 and 1999; and (vi) eliminated annual warrants to purchase additional shares in a number to be calculated under a formula defined in the Amended Term Loan Agreement, which would have been issued on November 15, 1997, 1998 and 1999. The lender's rights pursuant to the Amended Term Loan Agreement with respect to the 550,000 shares of the Company's stock and warrants to purchase 1,632,140 additional shares issued thereunder were unaffected by the Second Amended Agreement. The Company continues to guarantee the loan. In addition, as a result of the Second Amended Term Loan Agreement the Company had excess funds available for investment (subject to negative covenants contained in the Second Amended Term Loan Agreement) and further expansion at Mountaineer Park.

    As consideration for the lender's entering into the Second Amended Term Loan Agreement, Mountaineer Park agreed (i) to pay a one time fee of approximately $1.8 million or 8.5% of the total amount borrowed, which was paid over the first year of the term; (ii) to pay interest at the rate of 13% (compared to 12% on the $16.1 million term loan and 15% on the $5.4 million line of credit under the Amended Term Loan Agreement); and (iii) to pay a call premium equal to 5% in the event of prepayment during the first year of the term, declining to 3% during the second year, 2% in the third year and 1% in the final year.

    The Company, as guarantor, entered into the Third Amended and Restated Term Loan Agreement, dated as of April 30, 1998, by and among Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., Speakeasy Gaming of Reno, Inc. and Madeleine LLC in order to finance certain acquisitions by subsidiaries of the Company which were consummated on May 5, 1998. This increased the loan amount to $33,391,500, which caused an increase in the interest expense for the first six months of 1998 of $112,000.

    In connection with the Amended Term Loan Agreement, the Company issued the lender (and other third parties as directed by the lender) 550,000 shares of Common Stock and issued the lender warrants to purchase 1,632,140 shares of Common Stock at $1.06 per share.

    The Warrants, issued to the lenders in connection with the Amended Term Loan Agreement (the underlying shares of which are being offered pursuant to this Prospectus), are entitled to protection from dilution in certain circumstances. The Company agreed to register the shares of Common Stock and warrants for public sale pursuant to the terms of the warrants and the Registration Rights Agreement entered July 2, 1996. Amendment No. 1 to the Registration Rights Agreement, which was entered in connection with the Amended Term Loan Agreement, limits the lender's right to demand registration to once per calendar year absent default by Mountaineer Park or the Company, prepayment of the loan, or a change in control of the Company. Amendment No. 2 to the Registration Rights Agreement amended the Registration Rights Agreement by providing that (i) the Company is only obligated to maintain the registration of the shares of Common Stock which are Registrable Securities as defined in such Amendment No. 2 and is no longer required to continue the registration of the Warrants, and (ii) revises the dates by which the Company must effect the applicable registration of such Registrable Securities.

    The Selling Stockholders have the right, at the Company's expense, to have the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Warrants offered hereby registered for the offer and sale to the public under the Securities Act until (i) none of the shares constitute Registrable Securities (as defined in the Registration Rights Agreement, as amended, and the Warrant Certificates) or (ii) all of such shares may be sold under Securities Act Rule 144(k) subject to the Company obtaining an opinion of counsel, and counsel for the Selling Stockholders concurring with such opinion, that such conditions were satisfied.

    In connection with the registration of the securities offered hereby, the Company will supply prospectuses to the Selling Stockholders and use its best efforts to qualify such securities for sale in certain states which may be designated by the Selling Stockholders.

STOCK OWNERSHIP

    The table below sets forth the number of shares of Common Stock (i) owned beneficially by each of the Selling Stockholders; and (ii) being offered by each Selling Stockholder pursuant to this Prospectus; and (iii) to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the Warrants held by the Selling Stockholders are exercised and all of the shares offered hereby are sold and that none of the other shares held by the Selling Stockholders, if any, are sold. For purposes of this table each Selling Stockholder is deemed to own beneficially (i) the shares of Common Stock underlying the Warrants held by them, (ii) the issued and outstanding shares of Common Stock owned by the Selling Stockholder as of June 30, 1998, and
(iii) the shares of Common Stock underlying any other options or warrants owned by the Selling Stockholder which are currently exercisable, subject to certain restrictions set forth in the Company's agreements with its lenders. Except as otherwise noted herein, none of such persons or entities has had any material relationship with the Company during the past three years.


                                                                                           NUMBER OF SHARES TO BE
                                                        NUMBER OF SHARES                     OWNED BENEFICIALLY
                                                          BENEFICIALLY       NUMBER OF      AFTER COMPLETION OF
SELLING STOCKHOLDERS                                          OWNED        SHARES OFFERED         OFFERING
------------------------------------------------------  -----------------  --------------  ----------------------
Madeleine LLC.........................................       2,170,241(1)      1,227,454(2)           942,787
Brownstone Holdings, L.L.C............................         952,230(3)        545,535(4)           406,695
Capital One, Inc......................................         723,413(5)        409,151(6)           314,262
Total.................................................       3,845,884         2,182,140           1,663,744


------------------------


(1) Includes 412,428 shares currently outstanding and 1,757,813 shares issuable upon the exercise of Warrants exercisable within 60 days held by Madeleine LLC subject to certain restrictions.



(2) Includes 309,375 shares currently outstanding and 918,079 shares issuable, subject to certain restrictions, upon the exercise of the Warrants.



(3) Includes 183,302 shares currently outstanding and 768,928 shares issuable upon the exercise of warrants exercisable within 60 days, subject to certain restrictions.



(4) Represents 137,500 shares currently outstanding and 408,035 shares issuable, subject to certain restrictions, upon the exercise of Warrants.



(5) Includes 137,476 shares currently outstanding and 585,937 shares issuable upon the exercise of Warrants, subject to certain restrictions.



(6) Represents 103,125 shares currently outstanding and 306,026 shares issuable, subject to certain restrictions, upon the exercise of Warrants.

                              PLAN OF DISTRIBUTION

    Shares of Common Stock currently outstanding and shares of Common Stock issuable upon exercise of the Warrants may be sold pursuant to this Prospectus by the Selling Stockholders. These sales may occur in privately negotiated transactions, block transactions or in market transactions including the over-the-counter market through brokers and dealers as agents or to brokers and dealers as principals, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Common Stock for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. The Company has not been advised by the Selling Stockholders that they have made any arrangements relating to the distribution of the shares of Common Stock covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

    Upon being notified by a Selling Stockholder that any material arrangement (other than a customary brokerage account agreement) has been entered into with a broker or dealer for the sale of shares through a block trade, purchase by a broker or dealer, or similar transaction, the Company will file a supplemented Prospectus pursuant to Rule 424(c) under the Securities Act disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), (e) if applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in the Prospectus, as supplemented, and (f) any other facts material to the transaction.

    Certain of the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act by virtue of the number of shares of Common Stock to be sold or resold by such persons or entities or the manner of sale thereof, or both. If any of the Selling Stockholders, broker-dealers or other holders were determined to be underwriters, any discounts or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of Common Stock might be deemed underwriting compensation under the Securities Act.

    The Company has advised the Selling Stockholders that any purchase or sale of the Common Stock by them must be in compliance with Regulation M under the Exchange Act. In general, Regulation M under the Exchange Act prohibits any affiliated purchasers from bidding for or purchasing or attempting to induce any person to bid for or purchase shares of Common Stock without compliance with the provisions of Rule 102, until after they have completed their participation in the Distribution (the "Distribution Period").

    During the Distribution Period, Rule 102 under the Exchange Act prohibits any affiliated purchasers from bidding for, purchasing, or attempting to induce any person to bid for or purchase shares of Common Stock. However, Rule 102 of Regulation M ("Rule 102") under the Exchange Act does not prohibit the following activities: odd-lot transactions; transactions by closed-end investment companies; redemptions by commodity pools or limited partnerships; exercises of securities; offers to sell or the solicitation of offers to buy; unsolicited purchases; and transactions in Rule 144A securities.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ruben & Aronson, LLP, Washington, D.C.

                                    EXPERTS

    The consolidated financial statements of the Company and its subsidiaries included herein as of December 31, 1997, 1996 and 1995, and for each of the years in the three year period ended December 31, 1997 have been audited by Corbin & Wertz, independent certified public accountants, as set forth in their opinion incorporated herein by reference. The financial statements referred to above have been incorporated herein by reference in reliance upon such opinion given upon the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY SUPPLEMENT TO THIS PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SUPPLEMENT TO THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT
THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS FURNISHED CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS FURNISHED.

                            ------------------------

                               TABLE OF CONTENTS

Available Information.....................................................    2

Information Incorporated by Reference.....................................    2

Prospectus Summary........................................................    3

The Company...............................................................    3

The Offering..............................................................    4

Risk Factors..............................................................    5

Use of Proceeds...........................................................   17

Description of Securities.................................................   18

Selling Security holders..................................................   26

Plan of Distribution......................................................   28

Legal Matters.............................................................   29

Experts...................................................................   29

                              2,182,140 SHARES OF
                                  COMMON STOCK

                             MTR GAMING GROUP, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                OCTOBER 1, 1998


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